ALL FOR ONE MEDIA CORP.

236 Sarles Street

Mt. Kisco, New York 10549

November 18, 2016

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE: All for One Media Corp. – Application for Withdrawal on Form RW
Registration Statement on Form 10-12(b) Filed October 13, 2016 File No. 001-37919

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act, as amended (the “Act”), All for One Media Corp. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form 10, initially filed with the Commission on October 13, 2016, together with all exhibits and amendments thereto (the “Registration Statement”). The Company has determined to withdraw the Registration Statement as filed under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to refile the Registration Statement pursuant to Section 12(g) of the Exchange Act. The Registration Statement has not been declared effective by the Commission.

The Company requests that in accordance with Rule 457(p) under the Act, all fees paid to the US Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Callie Jones via email at callie@bcjlaw.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call counsel for the Company, Callie Jones at (801) 303-5721. Thank you for your assistance in this matter.

/s/ Brian Lukow

Brian Lukow

President